July 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel

Re:	NantKwest, Inc.
Registration Statement on Form S-1 (File No. 333-205124)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 16, 2015 and the date hereof, approximately 2,057 copies of the Preliminary Prospectus dated July 16, 2015 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Monday, July 27, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Jefferies LLC
Piper Jaffray & Co.
As representatives of the several underwriters

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michael Lilioia
Authorized Signatory

Citigroup Global Markets Inc.

By:	/s/ Aradhana Sarin
Authorized Signatory

Jefferies LLC

By:	/s/ Jesse Marks
Authorized Signatory

Piper Jaffray & Co.

By:	/s/ David W. Stadinski
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]